                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                       Interim Consolidated Summary Report
                                 (under US GAAP)
                    for the Fiscal Year Ending March 31, 2004

Date:                             February 5, 2004
Company name  (code number):      Mitsubishi Tokyo Financial Group, Inc.  (8306)
                                  (URL http://www.mtfg.co.jp)
Stock exchange listings:          Tokyo, Osaka, New York, London
Headquarters:                     Tokyo
Representative:                   Shigemitsu Miki, President & CEO
For inquiry:                      Katsuhiko Ishizuka, Chief Manager - Financial
                                  Policy Division
                                  (Phone) +81-3-3240-8211

Consolidated financial data for the six months ended September 30, 2003

(1) Operating results

                                                                         (in millions of yen, except per share data and percentages)
                                                                      --------------------------------------------------------------
                                                                      For the six months ended September 30,      For the year ended
                                                                      --------------------------------------------------------------
                                                                            2003                    2002             March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
 Total revenue                                                           1,459,205              1,389,916             2,432,004
  Change from the previous year                                                5.0%                  (9.2)%
------------------------------------------------------------------------------------------------------------------------------------
 Income before income taxes and cumulative                                 780,650                267,875               246,697
  effect of a change in accounting principle
  Change from the previous year                                              191.4%                    --
------------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                528,856                103,721               203,288
  Change from the previous year                                              409.9%                    --
------------------------------------------------------------------------------------------------------------------------------------
 Basic earnings per common share--net income                             83,825.00              17,096.50             33,963.40
  available to common shareholders  (in yen)
------------------------------------------------------------------------------------------------------------------------------------
 Diluted earnings per common share--net income                           80,512.47              15,057.33             31,137.71
  available to common shareholders  (in yen)
------------------------------------------------------------------------------------------------------------------------------------

Notes:

    1. Equity in earnings (loss) of affiliates:
          For the six months ended September 30, 2003:                           736   million yen
          For the six months ended September 30, 2002:                       (13,023)  million yen
          For the year ended March 31, 2003:                                 (11,746)  million yen

    2. Average number of shares outstanding:
          For the six months ended September 30, 2003:                    (Common stock)             6,259  thousand shares
                                                              (Preferred stock--Class 1)                81  thousand shares
                                                              (Preferred stock--Class 2)                90  thousand shares
          For the six months ended September 30, 2002:                    (Common stock)             5,579  thousand shares
                                                              (Preferred stock--Class 1)                81  thousand shares
                                                              (Preferred stock--Class 2)               100  thousand shares
          For the year ended March 31, 2003:                              (Common stock)             5,617  thousand shares
                                                              (Preferred stock--Class 1)                81  thousand shares
                                                              (Preferred stock--Class 2)               100  thousand shares

(2) Financial condition

                                                                         (in millions of yen, except per share data and percentages)
                                                                    ----------------------------------------------------------------
                                                                            As of September 30,                       As of
                                                                    ----------------------------------------
                                                                        2003              2002                    March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                           101,848,779        92,316,029                   96,531,713
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity                                                     3,223,478         2,346,139                    2,552,937
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity as a percentage of total assets                           3.2%              2.5%                         2.6%
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity per common share (in yen)                          451,086.57        340,578.65                   338,538.88
------------------------------------------------------------------------------------------------------------------------------------

Note:  Number of shares outstanding as of:
           September 30, 2003:                      (Common stock)              6,355  thousands of shares
                                        (Preferred stock--Class 1)                 81  thousands of shares
                                        (Preferred stock--Class 2)                 56  thousands of shares
           September 30, 2002:                      (Common stock)              5,584  thousands of shares
                                        (Preferred stock--Class 1)                 81  thousands of shares
                                        (Preferred stock--Class 2)                100  thousands of shares
           March 31, 2003:                          (Common stock)              6,229  thousands of shares
                                        (Preferred stock--Class 1)                 81  thousands of shares
                                        (Preferred stock--Class 2)                100  thousands of shares

(3) Cash flows

                                                                                                                (in millions of yen)
                                                                    ----------------------------------------------------------------

                                                                     For the six months ended September 30,    For the year ended
                                                                    ----------------------------------------
                                                                        2003                 2002                March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities                       (447,696)           1,070,233                   780,982
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) investing activities                     (2,579,855)             801,902                  (399,773)
------------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                      4,829,399           (1,387,256)                2,124,608
------------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                               6,146,842            2,248,902                 4,288,581
------------------------------------------------------------------------------------------------------------------------------------


Formulas for computing ratios for the six months ended September 30, 2003 are as follows.

Basic earnings per common share - net income available to common shareholders

                 Net income - Total dividends on preferred stock
             ------------------------------------------------------
               Average number of common stock during the period *

Diluted earnings per common share - net income available to common shareholders

        Net income - Total dividends on preferred stock + Adjustments in net income assuming dilution
   ---------------------------------------------------------------------------
     Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders' equity per common share

        Shareholders' equity at end of period - Number of preferred stock at end of period x Issue price
   ---------------------------------------------------------------------------
                    Number of common stock at end of period *

     * excluding treasury stock and parent's common stock owned by subsidiaries



     The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially. Please see our latest annual report for additional information regarding the risks in our business.

(US GAAP)

Condensed Consolidated Balance Sheets

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

----------------------------------------------------------------------------------------------------------------------------------
                                                                As of September 30,
                                                            ---------------------------
                                                              2003 (A)        2002(B)       (A) - (B)         As of      (A) - (C)
                                                                                                            March 31,
                                                            (Unaudited)     (Unaudited)                     2003 (C)
(in millions of yen)                                                                                      (Condensed)
----------------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                      6,146,842       2,248,902      3,897,940      4,288,581     1,858,261
Interest-earning deposits in other banks                     3,632,526       4,148,565       (516,039)     4,009,986      (377,460)
Call loans, funds sold, and
    receivables under resale agreements                      2,548,561       2,359,578        188,983      1,765,046       783,515
Receivables under securities borrowing transactions          4,767,886       1,990,738      2,777,148      1,848,124     2,919,762
Trading account assets                                       9,711,675       7,327,701      2,383,974      8,363,383     1,348,292
Investment securities:
    Securities available for sale                           22,613,343      23,394,650       (781,307)    24,364,066    (1,750,723)
    Securities being held to maturity                          275,587         242,168         33,419        191,132        84,455
    Other investment securities                                186,149         138,289         47,860        145,431        40,718
----------------------------------------------------------------------------------------------------------------------------------
Total investment securities                                 23,075,079      23,775,107       (700,028)    24,700,629    (1,625,550)
----------------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income and deferred loan fees        47,969,643      48,091,245       (121,602)    48,465,569      (495,926)
Allowance for credit losses                                 (1,069,044)     (1,571,232)       502,188     (1,360,136)      291,092
----------------------------------------------------------------------------------------------------------------------------------
Net loans                                                   46,900,599      46,520,013        380,586     47,105,433      (204,834)
----------------------------------------------------------------------------------------------------------------------------------
Premises and equipment--net                                    612,963         635,139        (22,176)       643,794       (30,831)
Accrued interest                                               155,991         181,262        (25,271)       173,351       (17,360)
Customers' acceptance liability                                 20,555          30,775        (10,220)        28,261        (7,706)
Intangible assets                                              231,448         200,341         31,107        186,898        44,550
Goodwill                                                        51,488          41,070         10,418         48,143         3,345
Deferred tax assets                                          1,329,689       1,254,430         75,259      1,640,046      (310,357)
Other assets                                                 2,663,477       1,602,408      1,061,069      1,730,038       933,439
----------------------------------------------------------------------------------------------------------------------------------
                 Total                                     101,848,779      92,316,029      9,532,750     96,531,713     5,317,066
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity:
Deposits:
    Domestic offices:
         Non-interest-bearing                                4,923,055       3,544,419      1,378,636      3,987,854       935,201
         Interest-bearing                                   53,311,678      49,743,486      3,568,192     52,257,085     1,054,593
    Overseas offices, principally interest-bearing          11,621,863      10,556,215      1,065,648     11,058,739       563,124
----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                              69,856,596      63,844,120      6,012,476     67,303,678     2,552,918
----------------------------------------------------------------------------------------------------------------------------------
Debentures                                                     517,499       1,198,007       (680,508)       636,060      (118,561)
Call money, funds purchased, and
     payables under repurchase agreements                    7,528,704       6,504,990      1,023,714      7,113,927       414,777
Payables under securities lending transactions               2,080,340       2,222,914       (142,574)     2,205,943      (125,603)
Due to trust account and other short-term borrowings         5,520,915       4,491,849      1,029,066      4,255,646     1,265,269
Trading account liabilities                                  3,466,253       2,656,621        809,632      3,603,153      (136,900)
Obligations to return securities received as collateral      1,746,315         742,487      1,003,828        950,138       796,177
Bank acceptances outstanding                                    20,555          30,775        (10,220)        28,261        (7,706)
Accrued interest                                               112,296         152,248        (39,952)       132,655       (20,359)
Long-term debt                                               5,407,370       5,323,484         83,886      5,159,132       248,238
Other liabilities                                            2,368,458       2,802,395       (433,937)     2,590,183      (221,725)
----------------------------------------------------------------------------------------------------------------------------------
                  Total liabilities                         98,625,301      89,969,890      8,655,411     93,978,776     4,646,525
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
    Capital stock:
         Preferred stock--Class 1                              122,100         122,100              -        122,100             -
         Preferred stock--Class 2                               56,200         100,000        (43,800)       100,000       (43,800)
         Common stock                                        1,028,508         873,156        155,352        984,708        43,800
    Capital surplus                                          1,057,916         908,461        149,455      1,058,611          (695)
    Retained earnings:
         Appropriated for legal reserve                        239,454         237,474          1,980        237,474         1,980
         Unappropriated                                        665,828          72,637        593,191        168,036       497,792
    Accumulated other changes in equity from
          nonowner sources, net of taxes                        55,545         115,067        (59,522)      (114,790)      170,335
----------------------------------------------------------------------------------------------------------------------------------
    Total                                                    3,225,551       2,428,895        796,656      2,556,139       669,412
    Less treasury stock, at cost                                 2,073          82,756        (80,683)         3,202        (1,129)
----------------------------------------------------------------------------------------------------------------------------------
                  Shareholders' equity--net                  3,223,478       2,346,139        877,339      2,552,937       670,541
----------------------------------------------------------------------------------------------------------------------------------
                 Total                                     101,848,779      92,316,029      9,532,750     96,531,713     5,317,066
----------------------------------------------------------------------------------------------------------------------------------

(US GAAP)

Condensed Consolidated Statements of Income

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                       For the six months
                                                                       ended September 30,
                                                                   ----------------------------
                                                                    2003 (A)           2002 (B)      (A) - (B)   For the year ended
                                                                                                                   March 31, 2003
(in millions of yen)                                              (Unaudited)        (Unaudited)                     (Condensed)
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
Loans, including fees                                               473,211            544,972        (71,761)        1,047,420
Deposits in other banks                                              25,533             41,077        (15,544)           72,623
Investment securities                                               205,589            196,536          9,053           391,426
Trading account assets                                               15,296              4,706         10,590            12,045
Call loans, funds sold, and receivables under resale
  agreements and securities borrowing transactions                   25,609             31,173         (5,564)           61,844
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          745,238            818,464        (73,226)        1,585,358
------------------------------------------------------------------------------------------------------------------------------------
Interest expense:
Deposits                                                             91,012            130,277        (39,265)          243,755
Debentures                                                            2,313              5,657         (3,344)            8,508
Call money, funds purchased, and payables under repurchase
  agreements and securities lending transactions                     51,826             53,949         (2,123)          107,421
Due to trust account, other short-term borrowings,
  and trading account liabilities                                    22,687             18,928          3,759            39,993
Long-term debt                                                       58,703             76,937        (18,234)          140,240
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          226,541            285,748        (59,207)          539,917
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                 518,697            532,716        (14,019)        1,045,441
Provision (credit) for credit losses                               (130,675)           232,632       (363,307)          455,630
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision (credit) for credit losses      649,372            300,084        349,288           589,811
------------------------------------------------------------------------------------------------------------------------------------
Non-interest income:
Fees and commissions                                                267,627            251,841         15,786           528,108
Foreign exchange gains--net                                         259,704            113,511        146,193            25,558
Trading account profits--net                                         17,983            145,548       (127,565)          266,816
Investment securities gains (losses)--net                           148,916             28,870        120,046           (21,293)
Other non-interest income                                            19,737             31,682        (11,945)           47,457
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          713,967            571,452        142,515           846,646
------------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
Salaries and employee benefits                                      252,813            241,732         11,081           499,470
Occupancy expenses--net                                              59,639             60,418           (779)          121,080
Other non-interest expenses                                         270,237            301,511        (31,274)          569,210
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                          582,689            603,661        (20,972)        1,189,760
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of a change
  in accounting principle                                           780,650            267,875        512,775           246,697
Income taxes                                                        251,794            163,622         88,172            42,877
------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in accounting
  principle                                                         528,856            104,253        424,603           203,820
Cumulative effect of a change in accounting principle,
  net of tax                                                              -               (532)           532              (532)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          528,856            103,721        425,135           203,288
------------------------------------------------------------------------------------------------------------------------------------
Income allocable to preferred shareholders                            4,168              8,336         (4,168)           12,504
------------------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders                         524,688             95,385        429,303           190,784
------------------------------------------------------------------------------------------------------------------------------------

(in yen)
Amounts per share:
Basic earnings per common share--income available to
  common shareholders before cumulative effect of a change
  in accounting principle                                         83,825.00          17,191.86      66,633.14         34,058.11
Basic earnings per common share--net income available to
  common shareholders                                             83,825.00          17,096.50      66,728.50         33,963.40
Diluted earnings per common share--income available to
  common shareholders before cumulative effect of a change
  in accounting principle                                         80,512.47          15,147.97      65,364.50         31,228.45
Diluted earnings per common share--net income available to
  common shareholders                                             80,512.47          15,057.33      65,455.14         31,137.71

(US GAAP)

Credit Quality Data

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

----------------------------------------------------------------------------------------------------------------------------
                                                          As of September 30,                          As of
                                                      2003 (A)           2002 (B)      (A) - (B)     March 31,     (A) - (C)
(in millions of yen)                                (Unaudited)        (Unaudited)                   2003 (C)
----------------------------------------------------------------------------------------------------------------------------
    Nonaccrual loans                                  1,049,397          1,779,190      (729,793)    1,413,559      (364,162)
    Restructured loans                                1,167,186          1,778,659      (611,473)    1,319,068      (151,882)
    Accruing loans contractually past due
      90 days or more                                    17,682             13,969         3,713        20,399        (2,717)
----------------------------------------------------------------------------------------------------------------------------
    Total                                             2,234,265          3,571,818    (1,337,553)    2,753,026      (518,761)
----------------------------------------------------------------------------------------------------------------------------
    Loans                                            47,969,643         48,091,245      (121,602)   48,465,569      (495,926)
    Allowance for credit losses                       1,069,044          1,571,232      (502,188)    1,360,136      (291,092)
----------------------------------------------------------------------------------------------------------------------------